TSX, NYSE - HBM 2024 No. 17

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Delivers Strong Third Quarter 2024 Results with Record Gold Production in Manitoba; 2024 Production Guidance Reaffirmed and Cost Guidance Further Improved

Toronto, Ontario, November 13, 2024 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE: HBM) today released its third quarter 2024 financial results. All amounts are in U.S. dollars, unless otherwise noted. All production and cost amounts reflect the Copper Mountain mine on a 100% basis, with Hudbay owning a 75% interest in the mine.

"Our enhanced operating platform delivered strong operating and financial results with record gold production in Manitoba and robust cost control across the business leading to expanded margins," said Peter Kukielski, President and Chief Executive Officer. "The third quarter demonstrated Hudbay's unique copper and gold diversification, providing attractive free cash flow generation and strong leverage to higher metal prices. New quarterly record throughput levels were achieved at the New Britannia mill, higher throughput rates were realized at Constancia, and Copper Mountain delivered record high copper recoveries. We are again improving our 2024 consolidated cash cost guidance as we continue to perform ahead of expectations. We have successfully delivered five consecutive quarters of meaningful free cash flow generation, positioning us well to continue to advance our many growth initiatives and unlock significant value in our pipeline to further enhance our copper exposure."

Delivered Strong Third Quarter Operating and Financial Results, Led by Record Gold Production from Manitoba Operations; 2024 Production Guidance Reaffirmed and Cost Guidance Further Improved

  Achieved consolidated copper production of 31,354 tonnes, in line with quarterly production cadence, and gold production of 89,073 ounces, far exceeding expectations, in the third quarter of 2024, representing an increase of 10% and 52%, respectively, from the second quarter of 2024.
  Enhanced operating platform delivered strong quarterly performance with record gold production at the Manitoba operations, the completion of planned stripping activities at Pampacancha in Peru and the benefits from stabilization and optimization initiatives at the Copper Mountain mine in British Columbia.
  Reaffirmed full year 2024 consolidated production guidance for all metals. Full-year consolidated copper production expected to trend towards the lower end of the guidance range and consolidated gold production expected to trend towards the higher end of the guidance range.
  Strong operating cost performance with consolidated cash costi and sustaining cash costi per pound of copper produced, net of by-product creditsi, in the third quarter of 2024 of $0.18 and $1.71, respectively, an improvement of 84% and 35%, respectively, from the second quarter of 2024.
  Further improved 2024 annual operating cost guidance with decreased consolidated cash costi guidance range of $0.65 to $0.85 per pound, an additional improvement from the previously updated guidance range of $0.90 to $1.10 per pound, and decreased consolidated sustaining cash cost guidance range of $1.75 to $2.20 per pound from original guidance of $2.00 to $2.45 per pound, as a result of increased exposure to gold by-product credits and continued strong cost control across all operations.

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  Peru operations continued to benefit from strong mill throughput, achieving a quarterly average of approximately 88,000 tonnes per day in the third quarter. The Pampacancha stripping program to advance to higher grades was completed in late September and is on track to achieve higher copper and gold grade ore in the fourth quarter. Peru operations produced 21,220 tonnes of copper and 20,331 ounces of gold in the third quarter of 2024, in line with quarterly cadence expectations. Peru cash cost per pound of copper produced, net of by-product creditsi, was $1.80 in the third quarter and is expected to improve in the fourth quarter of 2024 with continued strong cost control and higher copper and gold production.
  Manitoba operations produced 62,468 ounces of gold in the third quarter of 2024, far exceeding management's quarterly cadence expectations and achieving record quarterly production levels as New Britannia continues to operate well above nameplate and budgeted throughput levels and the Lalor mine continues to achieve better-than-expected gold grades. Manitoba cash cost per ounce of gold produced, net of by-product creditsi, was $372 during the third quarter of 2024, a decrease of 52% compared to the second quarter of 2024. Full-year Manitoba gold production is expected to exceed the top end of the 2024 guidance range.
  British Columbia operations produced 6,736 tonnes of copper at a cash cost per pound of copper produced, net of by-product creditsi, of $1.81 in the third quarter of 2024. Achieved record quarterly copper recoveries of 84% and strong unit cost performance as a result of the successful operational stabilization efforts as mine stripping activities accelerate and mill optimization initiatives are underway. Full-year British Columbia copper production is expected to be slightly below the lower end of the 2024 guidance range.
  Achieved revenue of $485.8 million and operating cash flow before change in non-cash working capital of $186.3 million in the third quarter of 2024. Strong financial results were driven by higher realized gold prices as well as robust gold production in Manitoba, while delivering on higher recovery, throughput and cost control initiatives across all business units.
  Third quarter net earnings attributable to owners and earnings per share attributable to owners were $49.8 million and $0.13, respectively. After adjusting for items on a pre-tax basis such as a non-cash gain of $2.0 million related to a quarterly revaluation of the closed site environmental reclamation provision, a $5.2 million mark-to-market revaluation loss on various instruments such as the gold prepayment liability, unrealized strategic gold and copper hedges, investments and share-based compensation and a $2.2 million write-down of PP&E, among other items, third quarter adjusted earningsi per share attributable to owners was $0.13.
  Adjusted EBITDAi was $206.2 million during the third quarter of 2024, a 42% increase compared to the second quarter of 2024.
  Cash and cash equivalents and short-term investments increased by $233.5 million to $483.3 million during the first nine months of 2024 due to a successful equity offering and strong operating cash flows bolstered by higher copper and gold prices, which enabled a $412.1 million reduction in net debti during the first nine months of 2024.

Accelerated Deleveraging and Improved Balance Sheet Flexibility

  Hudbay's unique copper and gold diversification in Peru and North America provides exposure to higher copper and gold prices and attractive free cash flow generation.
  While a majority of revenues continue to be from copper, gold is representing an increasing portion of total revenues at 36% in the third quarter of 2024 and 33% year-to-date, compared to 27% and 26%, respectively, for the same periods in 2023, driven by higher gold production and strong leverage to higher gold prices.
  During the third quarter of 2024, deleveraging efforts continued with additional open market purchases of approximately $48.5 million of Hudbay's senior unsecured notes in July and August 2024 at a discount. Long-term debt reduced to $1,108.9 million at September 30, 2024 from $1,287.5 million at December 31, 2023.
  On August 30, 2024, Hudbay completed the final monthly payment to settle the gold prepayment liability that was used to fund the refurbishment of the New Britannia gold mill. The elimination of the gold prepayment liability will further increase the company's exposure to higher gold production in Snow Lake.

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  Impressive operating cash flow before change in non-cash working capital generation of $186.3 million despite lower realized copper prices compared to the second quarter of 2024, capitalizing on higher gold production from Manitoba following the full repayment of the gold prepayment liability in August.
  Achieved trailing 12 month adjusted EBITDAi of $839.8 million, a substantial increase from $498.5 million for the 12 months ending September 30, 2023.
  Reduced net debti to $625.6 million in the third quarter of 2024. The third quarter represents the fifth consecutive quarter of lower net debt as a result of deleveraging efforts and capitalizing on strong operating cash flow generation.
  The increase in cash and reduction in long-term debt significantly reduced the company's net debt to adjusted EBITDAi to 0.7x at September 30, 2024 compared to 1.6x at the end of 2023, well within the targeted 1.2x net debt to adjusted EBITDAi ratio outlined in the three prerequisites plan (the "3-P plan") for advancing Copper World, including receipts of permits, a robust definitive feasibility study plan and a prudent financing strategy.
  Total liquidity substantially increased by 58% to $907.7 million at September 30, 2024 from $573.7 million at the end of 2023.
  Subsequent to the quarter end, further improved long-term balance sheet resilience with a proactive three-year extension of the company's senior secured revolving credit facilities from October 2025 to November 2028. The extended credit facilities provide increased financial flexibility to accretively maintain the 4.50% coupon 2026 senior unsecured notes outstanding to maturity and advance Copper World towards a sanctioning decision in accordance with the 3-P plan. The $450 million revolving credit facility includes an improved pricing grid reflecting the enhanced financial position of Hudbay and features an opportunity to increase the facility by an additional $150 million at Hudbay's discretion during the four-year tenor, providing additional financial flexibility.

Advancing Growth Initiatives to Further Enhance Copper and Gold Exposure

  The successful completion of the planned stripping program at Pampacancha in September is expected to lead to significantly higher copper and gold grades in the fourth quarter of 2024, which together with maintaining strong operating performance at Constancia is expected to continue to generate meaningful free cash flow in Peru.
  The New Britannia mill continued to exceed expectations, driving continued strong gold production and free cash flow generation in Manitoba. The New Britannia mill achieved record throughput levels of approximately 2,080 tonnes per day in the third quarter, exceeding its original design capacity of 1,500 tonnes per day and its 2024 budgeted capacity of 1,800 tonnes per day due to the successful implementation of process improvement initiatives and effective preventative maintenance measures.
  Hudbay has successfully implemented post-acquisition plans to stabilize the Copper Mountain operations through mining fleet ramp-up activities and increased mill reliability and performance. Achieved record mill availability of 95% and record copper recoveries of 84% in the third quarter of 2024. Efforts are now focused on optimizing the operations through execution of the planned accelerated stripping program and mill throughput improvement projects.
  Received the Aquifer Protection Permit for Copper World in August, a key milestone and de-risking event in the advancement of the project. Continued to progress the 3-P plan for sanctioning Copper World, with transformed balance sheet near targeted levels and the remaining key state permit progressing on track. As disclosed in August, Hudbay commenced activities related to the preparation of feasibility studies for Copper World, resulting in an expected increase of $25 million in growth capital spending in Arizona.
  Drill permitting for highly prospective Maria Reyna and Caballito properties near Constancia continues to advance through the multi-step regulatory process with the environmental impact assessment applications approved for Maria Reyna in June and Caballito in September.
  The development of an access drift to the 1901 deposit in Snow Lake remains on track to reach mineralization in early 2025 and is intended to enable confirmation of the optimal mining method for the deposit and underground drilling to further evaluate the orebody and upgrade inferred gold resources to reserves. Initiated the development of an adjacent haulage drift to de-risk planned full production in 2027.

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  Large 2024 exploration program continues in Snow Lake with eight drill rigs testing targets near Lalor and regional satellite properties. Includes follow-up drilling at Lalor Northwest located 400 metres from Lalor's underground infrastructure and the testing of a deep geophysical target at the Cook Lake North property.
  Continuing to advance Flin Flon tailings reprocessing opportunities through metallurgical test work and early economic evaluation to assess the possibility of producing critical minerals and precious metals while reducing the environmental footprint.

Summary of Third Quarter Results

Consolidated copper production of 31,354 tonnes in the third quarter of 2024 increased by 10% from the second quarter of 2024, in line with the mine plan expectations. Consolidated gold production of 89,073 ounces in the third quarter exceeded expectations and increased by 52% from the second quarter of 2024. Stronger gold production was driven by higher gold grades and mill throughput in all operations, but most notably at the New Britannia mill in Manitoba. With the completion of the planned stripping program in Peru at the end of the third quarter, post-quarter production results have already delivered higher grades as mining of the high-grade zones at Pampacancha is underway, in line with the mine plan.

In the third quarter of 2024, consolidated cash cost per pound of copper produced, net of by-product creditsi, was $0.18, compared to $1.14 in the second quarter of 2024. This decrease was mainly the result of significantly higher by-product credits, higher copper production and strong cost control leading to lower mining, milling, treatment and refining costs. Consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, was $1.71 in the third quarter of 2024 compared to $2.65 in the second quarter of 2024. This decrease was primarily due to the same reasons outlined above partially offset by higher cash sustaining capital expenditures. Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, was $1.95 in the third quarter of 2024, lower than $3.07 in the second quarter of 2024 due to significant gold by-product credits and continued strong cost control across all operations.

Cash generated from operating activities of $146.2 million increased by 6% in the third quarter of 2024 compared to the second quarter of 2024. Operating cash flow before change in non-cash working capital was $186.3 million during the third quarter of 2024, reflecting a 53% increase compared to the second quarter of 2024. The increase in operating cash flows before change in non-cash working capital was primarily the result of higher gold production and sales volumes in Manitoba, strong operational cost performance across the business and higher realized gold prices. Third quarter adjusted EBITDAi was $206.2 million, a 42% increase compared to $145.0 million in the second quarter of 2024 and was impacted by the same factors affecting operating cash flow as noted above.

Net earnings attributable to owners in the third quarter of 2024 was $49.8 million, or $0.13 per share, compared to net loss attributable to owners in the second quarter of 2024 of $16.6 million, or $0.05 per share, which was impacted by various non-cash charges for unrealized losses on strategic copper and gold hedges and revaluation of share-based compensation due to a higher share price.

Adjusted net earnings attributable to ownersi in the third quarter of 2024 were $50.3 million, or $0.13 per share, after adjusting for items on a pre-tax basis such as a non-cash gain of $2.0 million related to a quarterly revaluation of closed site environmental reclamation provision, a $5.2 million mark-to-market revaluation loss on various instruments such as the gold prepayment liability, unrealized strategic gold and copper hedges, investments and stock based compensation and a $2.2 million write-down of PP&E, among other items. This compares to adjusted net earnings attributable to ownersi of $0.1 million, or nil per share, in the second quarter of 2024.

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As at September 30, 2024, total liquidity was $907.7 million, including $443.3 million in cash and cash equivalents, $40.0 million in short-term investments as well as undrawn availability of $424.4 million under the company's revolving credit facilities. Net debti declined to $625.6 million at the end of the third quarter of 2024 compared to $1,037.7 million at the end of 2023.

Consolidated Financial Condition ($000s)	Sep. 30, 2024	Jun. 30, 2024	Dec. 31, 2023
Cash and cash equivalents and short-term investments	483,273	523,767	249,794
Total long-term debt	1,108,900	1,155,575	1,287,536
Net debt[1]	625,627	631,808	1,037,742
Working capital[2]	434,346	423,793	135,913
Total assets	5,508,075	5,442,422	5,312,634
Equity[3]	2,537,845	2,482,545	2,096,811
Net debt to adjusted EBITDA1,[4]	0.7	0.8	1.6

1 Net debt and net debt to adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements.

3 Equity attributable to owners of the company.

4 Net debt to adjusted EBITDA for the 12 month period.

Consolidated Financial Performance		Three Months Ended
		Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Revenue	$000s	485,773	425,520	480,456
Cost of sales	$000s	345,987	347,893	374,057
Earnings (loss) before tax	$000s	79,701	441	84,149
Net (loss) earnings	$000s	50,354	(20,377)	45,490
Net (loss) earnings attributable to owners	$000s	49,762	(16,583)	45,125
Basic earnings (loss) per share[1]	$/share	0.13	(0.05)	0.13
Adjusted earnings (loss) per share1,[2]	$/share	0.13	0.00)	0.07
Operating cash flow before change in non-cash working capital	$ millions	186.3	122.0	182.0
Adjusted EBITDA[2]	$ millions	206.2	145.0	190.7

1 Attributable to owners of the company.
2 Adjusted earnings (loss) per share attributable to owners and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section.

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Consolidated Production and Cost Performance		Three Months Ended
		Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Contained metal in concentrate and doré produced[1]
Copper	tonnes	31,354	28,578	41,964
Gold	ounces	89,073	58,614	101,417
Silver	ounces	985,569	738,707	1,063,032
Zinc	tonnes	8,069	8,087	10,291
Molybdenum	tonnes	362	369	466
Payable metal sold
Copper	tonnes	27,760	25,799	39,371
Gold[2]	ounces	73,232	61,295	74,799
Silver[2]	ounces	663,413	667,036	748,955
Zinc	tonnes	8,607	5,133	7,125
Molybdenum	tonnes	343	347	426
Consolidated cash cost per pound of copper produced[3]
Cash cost	$/lb	0.18	1.14	1.10
Sustaining cash cost	$/lb	1.71	2.65	1.89
All-in sustaining cash cost	$/lb	1.95	3.07	2.04

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

2024 Production Guidance Reaffirmed and Cash Cost Guidance Further Improved

Hudbay reaffirms its full year 2024 consolidated production guidance for all metals as the company continues to deliver strong operating performance and expects the fourth quarter to be the highest copper production quarter in 2024, in line with the company's quarterly cadence expectations. The company expects 2024 consolidated copper production to trend towards the lower end of the guidance range and 2024 consolidated gold production to trend towards the higher end of the guidance range.

In Peru, the fourth quarter is expected to be the strongest quarter this year, and full year copper production is expected to trend towards the lower end of the guidance range, while gold production is expected to trend towards the higher end of the guidance range. In British Columbia, Hudbay expects to continue improving operating efficiencies in the fourth quarter, and full year copper production is expected to be slightly below the lower end of the guidance range, while full year gold production is expected to be within the guidance ranges.

In Manitoba, Hudbay expects the strong operating performance to continue into the fourth quarter, and full year gold production is now expected to exceed the top end of the guidance range and full year copper production is expected to trend towards the higher end of the guidance range.

Hudbay is again improving its full year 2024 consolidated cash cost guidance range to $0.65 to $0.85 per pound copper from the previously announced range of $0.90 to $1.10 per pound and the original guidance range of $1.05 to $1.25 per pound. The company is also improving its 2024 annual consolidated sustaining cash cost guidance range to $1.75 to $2.20 per pound copper from the original guidance range of $2.00 to $2.45 per pound. This is a result of increased exposure to gold by-product credits and continued strong cost control at all operations. The company has reaffirmed all other 2024 guidance metrics.

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Peru Operations Review

Peru Operations		Three Months Ended
		Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Constancia ore mined[1]	tonnes	3,022,931	5,277,654	1,242,198
Copper	%	0.36	0.29	0.30
Gold	g/tonne	0.04	0.03	0.04
Silver	g/tonne	3.20	2.50	2.91
Molybdenum	%	0.02	0.01	0.01
Pampacancha ore mined[1]	tonnes	1,777,092	1,288,789	5,894,013
Copper	%	0.48	0.41	0.53
Gold	g/tonne	0.27	0.20	0.30
Silver	g/tonne	6.23	3.83	4.22
Molybdenum	%	0.01	0.02	0.02
Total ore mined	tonnes	4,800,023	6,566,443	7,136,211
Strip ratio[4]		2.62	1.74	1.36
Ore milled	tonnes	8,137,248	7,718,962	7,895,109
Copper	%	0.32	0.30	0.43
Gold	g/tonne	0.11	0.07	0.21
Silver	g/tonne	3.70	2.85	3.75
Molybdenum	%	0.01	0.01	0.02
Copper recovery	%	82.6	83.1	85.2
Gold recovery	%	68.1	61.4	74.8
Silver recovery	%	67.0	63.9	73.2
Molybdenum recovery	%	39.0	46.3	37.2
Contained metal in concentrate
Copper	tonnes	21,220	19,217	29,081
Gold	ounces	20,331	10,672	40,596
Silver	ounces	648,209	450,833	697,211
Molybdenum	tonnes	362	369	466
Payable metal sold
Copper	tonnes	18,803	16,806	27,490
Gold	ounces	9,795	13,433	32,757
Silver	ounces	365,198	400,302	460,001
Molybdenum	tonnes	343	347	426
Combined unit operating cost2,[3]	$/tonne	12.78	12.68	12.20
Cash cost[3]	$/lb	1.80	1.78	0.83
Sustaining cash cost[3]	$/lb	2.78	2.61	1.51

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

4 Strip ratio is calculated as waste mined divided by ore mined.

During the third quarter of 2024, the Peru operations produced 21,220 tonnes of copper, 20,331 ounces of gold, 648,209 ounces of silver and 362 tonnes of molybdenum. Copper, gold and silver production was higher than the second quarter of 2024 as the operations continued to benefit from strong mill throughput, averaging approximately 87,000 tonnes processed per day year-to-date and achieving an average of 88,000 tonnes per day in the third quarter. Year-to-date cost performance was also strong, despite lower grades milled, achieving lower unit operating costs, cash cost and sustaining cash cost compared to the comparative 2023 period. Cash cost also benefited from higher gold by-product sales revenues throughout 2024. The planned stripping program at Pampacancha was completed in late September, and mining activities at Pampacancha are now focused on the next mining phase to deliver higher copper and gold grades in the fourth quarter of 2024.

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Total ore mined in the third quarter of 2024 decreased by 27% compared to the second quarter, in line with the mine plan. Ore mined from Pampacancha during the third quarter increased to 1.8 million tonnes compared to 1.3 million tonnes in the second quarter with the completion of the planned stripping program at Pampacancha in late September.

Ore milled during the third quarter of 2024 increased by 5% compared to the second quarter mainly as a result of the treatment of softer ore from stockpiles. Similar to the second quarter, ore milled included supplemental ore feed from stockpiles during the quarter as the team completed pit stripping activities. Milled copper and gold grades increased by 7% and 57%, respectively, in the third quarter of 2024 compared to the second quarter with higher grades being mined in both the Constancia and Pampacancha pits and an increase in ore mined from Pampacancha.

Recoveries of copper and gold during the third quarter of 2024 were 83% and 68%, respectively, with copper recoveries relatively unchanged from the second quarter while gold recoveries increased by 11%. This was in line with the metallurgical models for the ore types that were being processed. Copper and gold recoveries are expected to increase in the fourth quarter as more higher grade ore is processed and less stockpile ore is used to supplement mill feed.

Combined mine, mill and G&A unit operating costsi were $12.78 per tonne in the third quarter of 2024, 1% higher than the second quarter of 2024 primarily due to higher mining costs, partially offset by lower milling costs and higher ore milled.

Cash cost per pound of copper produced, net of by-product creditsi, was $1.80 in the third quarter of 2024, relatively unchanged from $1.78 in the second quarter of 2024 as higher copper production offset higher mining and freight costs and lower by-product credits.

Sustaining cash cost per pound of copper produced, net of by-product creditsi, was $2.78 in the third quarter of 2024, higher than $2.61 the second quarter of 2024 due to higher sustaining capital expenditures.

Hudbay expects to achieve its 2024 production and cost guidance range for all metals in Peru as the fourth quarter is expected to be the strongest quarter in Peru in 2024. Peru 2024 full year copper production is expected to trend towards the lower end of the guidance range due to lower than expected grades, while gold production is expected to trend towards the higher end of the guidance range due to a larger portion of the feed coming from higher gold grade Pampacancha stockpiles. Cash cost is expected to be favourably positioned at the lower end of the cost guidance range primarily due to high gold by-product credits.

The company is evaluating opportunities to further increase mill throughput in the medium-to-long-term after the Peruvian Ministry of Energy and Mines approved a regulatory change in June 2024 to allow mining companies in Peru to increase throughput by up to 10% above permitted levels.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Lalor
Ore mined	tonnes	411,295	385,478	367,491
Gold	g/tonne	5.45	3.75	5.08
Copper	%	0.91	0.69	1.02
Zinc	%	2.73	2.76	3.31
Silver	g/tonne	30.45	22.29	27.80
New Britannia
Ore milled	tonnes	191,298	167,899	146,927
Gold	g/tonne	6.77	5.31	6.93
Copper	%	0.93	0.94	1.22
Zinc	%	1.12	0.92	0.90
Silver	g/tonne	30.24	24.42	23.88
Gold recovery[1]	%	90.0	90.0	88.8
Copper recovery	%	92.8	94.4	97.4
Silver recovery[1]	%	79.9	83.1	82.0
Stall Concentrator
Ore milled	tonnes	222,621	229,527	255,516
Gold	g/tonne	4.23	3.02	3.70
Copper	%	0.89	0.59	0.77
Zinc	%	4.12	4.05	4.88
Silver	g/tonne	30.20	21.74	28.82
Gold recovery	%	70.5	65.5	67.8
Copper recovery	%	88.3	85.4	93.9
Zinc recovery	%	88.1	87.1	82.6
Silver recovery	%	57.8	54.2	64.9
Total contained metal in concentrate and doré[1]
Gold	ounces	62,468	43,488	56,213
Copper	tonnes	3,398	2,642	3,580
Zinc	tonnes	8,069	8,087	10,291
Silver	ounces	281,397	210,647	264,752
Total payable metal sold
Gold	ounces	57,238	42,763	36,713
Copper	tonnes	2,931	2,429	2,925
Zinc	tonnes	8,607	5,133	7,125
Silver	ounces	244,974	197,486	197,952
Combined unit operating cost[2,3]	C$/tonne	211	225	217
Gold cash cost	$/oz	372	771	670
Gold sustaining cash cost[3]	$/oz	553	1,163	939

1 Gold and silver recovery includes total recovery from concentrate and doré.
2 Combined unit cost, cash cost, sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.
3 Reflects combined mine, mill and G&A costs per tonne of ore milled.

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The Manitoba operations delivered record results during the third quarter of 2024, continuing to exceed expectations in performance and efficiency. The operations achieved a new quarterly record for gold production at 62,468 ounces in the third quarter of 2024, representing a 44% increase from the second quarter of 2024. The operations also produced 3,398 tonnes of copper, 8,069 tonnes of zinc and 281,397 ounces of silver during the third quarter of 2024, with copper and silver being 29% and 34% higher, respectively, than the second quarter and zinc relatively unchanged. The increased gold and silver production in the quarter is due to the company's strategy of mining and allocating more Lalor gold ore feed to New Britannia to achieve higher recoveries, combined with higher grade ore mined in the quarter.

Total ore mined at Lalor in the third quarter of 2024 was 7% higher than the second quarter of 2024. Gold, copper and silver grades mined were 45%, 32% and 37% higher, respectively, compared with the second quarter of 2024, while zinc grades mined were 1% lower. Performance from the Lalor mine was strong, benefiting from improved longhole muck fragmentation and a consistent higher-grade mining sequence that surpassed forecasted metal grades. In August, the company successfully completed a five-day planned maintenance program aimed at enhancing the efficiency and reliability of the key infrastructure at the mine. Ongoing modifications to stope design further enhanced mucking efficiency throughout the lifecycle of stopes.

The New Britannia mill had another quarter of exceptional performance with the mill operating consistently above nameplate capacity of 1,500 tonnes per day and achieving a new quarterly record with an average throughput of 2,080 tonnes per day in the third quarter. Plant availability continues to improve, supported by low-capital projects aimed at further increasing throughput while continuing to achieve targeted gold recoveries of 90%. These efforts align with the long-term objectives of maximizing gold production by processing more high-grade ore from Lalor through the New Britannia mill, leading to higher gold recoveries. Notably, enhancements in the elution and stripping cycles contributed to increased gold doré production. Recoveries of gold, copper and silver at New Britannia were 90%, 93% and 80%, respectively, in the third quarter of 2024.

At the Stall mill, there was a slight reduction in throughput as more ore was diverted to New Britannia. Benefits from recent recovery improvement programs continue to be realized with gold recoveries of 71% and 68% achieved in the third quarter and year-to-date, respectively, compared to 64% in the first nine months of 2023. Efforts to continue to optimize recovery were advanced with the installation of new elongated cyclones in one of the two milling circuits late in third quarter. These cyclones are designed to improve grind size and, pending positive performance results, could be implemented across other circuits. Additionally, transitioning operational and maintenance responsibilities for the external crusher from contractors to the in-house team has resulted in more efficient cost management, supporting long-term savings at the Snow Lake operations.

Combined mine, mill and G&A unit operating costsi in the third quarter of 2024 were C$211 per tonne, representing a 6% decrease compared to the second quarter of 2024 as a result of higher tonnes processed and lower mining costs, partially offset by higher milling costs.

Cash cost per ounce of gold produced, net of by-product creditsi, in the third quarter of 2024 was $372, a meaningful decrease of 52% compared to second quarter of 2024 due to significantly higher gold production and higher by-product credits, partially offset by higher milling, G&A and freight costs.

Sustaining cash cost per ounce of gold produced, net of by-product creditsi, in the third quarter of 2024 was $553, a meaningful decrease of 52% compared to the second quarter of 2024, primarily due to the same factors affecting cash cost and lower sustaining capital expenditures during the quarter.

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Hudbay now expects to exceed the top end of the 2024 gold production guidance range in Manitoba driven by outperformance at New Britannia with throughput achieving new record levels and the Lalor mine delivering better-than-expected gold grades by focusing on ore quality improvements. The company also expects Manitoba copper production to trend towards the higher end of the 2024 guidance range and is well on track to achieve zinc and silver 2024 production guidance. Similarly, the company expects 2024 gold cash cost to be favourably positioned at the lower end of the cost guidance range, reflecting the strong cost control and gold production achieved to date.

Progress on the 1901 exploration drift is on track to intersect mineralization by early 2025, laying the groundwork for the 1901 haulage drift that will support full production from the 1901 deposit by 2027. Diamond drilling will soon follow to evaluate the orebody and optimize the mining approach for future conversion of inferred mineral resources into mineral reserves.

Environmental initiatives continue to progress well in Manitoba. At the Anderson tailings facility, enhanced deposition efficiency enabled deferral of dam construction capital to future years, while a new trial exploring alternative shore deposition techniques shows promising potential for further gains in efficiency. The operations remain on track to meet their environmental targets for 2024, with significant reductions in propane and diesel consumption achieved year-to-date compared to 2023. In addition, an initiative at Lalor to recycle natural groundwater for use as process water has successfully reduced the mine's reliance on fresh water.

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British Columbia Operations Review

British Columbia Operations[1]		Three Months Ended
		Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Ore mined[2]	tonnes	3,098,863	2,164,722	3,792,568
Strip ratio[3]		6.05	7.61	2.96
Ore milled	tonnes	3,363,176	3,232,427	3,158,006
Copper	%	0.24	0.25	0.36
Gold	g/tonne	0.09	0.07	0.08
Silver	g/tonne	0.73	1.01	1.40
Copper recovery	%	84.1	82.3	80.9
Gold recovery	%	67.3	57.2	56.1
Silver recovery	%	71.2	73.9	71.3
Total contained metal in concentrate[3]
Copper	tonnes	6,736	6,719	9,303
Gold	ounces	6,274	4,454	4,608
Silver	ounces	55,963	77,227	101,069
Total payable metal sold
Copper	tonnes	6,026	6,564	8,956
Gold	ounces	6,199	5,099	5,329
Silver	ounces	53,241	69,248	91,002
Combined unit operating cost[4],[5]	C$/tonne	15.58	19.65	24.88
Cash cost[5]	$/lb	1.81	2.67	2.67
Sustaining cash cost[5]	$/lb	5.06	5.56	3.39

1 Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine.

2 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

3 Strip ratio is calculated as waste mined divided by ore mined.

4 Reflects combined mine, mill and G&A costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

5 Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

Since acquiring Copper Mountain in June 2023, Hudbay has been focused on advancing operational stabilization plans, including opening up the mine by re-activating the full mining fleet, adding additional mining faces, optimizing the ore feed to the plant and implementing plant improvement initiatives that mirror the successful processes at Constancia. These stabilization plans have successfully increased the total tonnes moved and resulted in stronger mill performance as demonstrated by record high mill availability of 95% and above-target copper recoveries of 84% in the third quarter of 2024. As a result, year-to-date mill performance has resulted in the highest mill availability and highest copper recoveries achieved at the Copper Mountain mine in the last decade. Similarly, the stabilization efforts have successfully reduced combined unit operating costs to C$19.56 per tonne year-to-date, compared to C$21.38 per tonne milled in second half of 2023 (or first six months since acquisition).

Efforts are now focused on optimizing the operations throughout the balance of 2024 and into 2025. Mining activities will continue to execute the three-year accelerated stripping program intended to bring higher grade ore into the mine plan. Feasibility engineering has commenced to debottleneck and increase the nominal plant capacity to its permitted capacity of 50,000 tonnes per day earlier than contemplated in the most recent technical report.

During the third quarter of 2024, the British Columbia operations produced 6,736 tonnes of copper, 6,274 ounces of gold and 55,963 ounces of silver. Copper production was slightly higher than the second quarter of 2024, while gold production increased by 41% and silver production decreased by 28% compared to the second quarter of 2024. This was primarily a result of the head grades from the use of stockpiled ore to feed the mill.

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Total ore mined at Copper Mountain in the third quarter of 2024 was 3.1 million tonnes, an increase of 43% compared to the second quarter of 2024. As planned, ore stockpiles were utilized as ore feed to the mill while the mine operation team increased waste stripping activities. Total material moved continued to ramp up in the quarter to 23.0 million tonnes, compared to 16.5 million tonnes in the same period last year, as a result of effective usage of the mining fleet to execute the accelerated stripping program to access higher head grades. The focus in the third quarter of 2024 was on mining efficiencies and operator recruitment to effectively utilize the available haul trucks fleet. As a result, total material moved is expected to continue to increase quarter-over-quarter as per the mine plan.

The mill processed 3.4 million tonnes of ore during the third quarter of 2024, a 4% increase compared to the second quarter of 2024, benefiting from stabilization and reliability initiatives within the mill processing circuit. The average mill availability during the quarter increased to 95%, while maintaining a stable throughput rate. Mill throughput in the third quarter of 2024 was limited by unplanned maintenance and elevated clay material which impacted the second crushing circuit. During the third quarter, a number of initiatives were advanced to address these issues and other identified constraints and to improve throughput to targeted levels, with the benefits expected to be realized in the fourth quarter of 2024.

Copper recoveries of 84.1% in the third quarter of 2024 were higher than the second quarter, exceeding management's expectations despite processing lower grades as the operations improved the regrind circuit constraint and implemented the flotation operational strategy improvements, including reagent selection and dose modification. Similarly, milled gold grades were higher in the third quarter than in the second quarter of 2024, resulting in higher gold recoveries of 67.3% in the third quarter of 2024.

Combined mine, mill and G&A unit operating costs in the third quarter of 2024 were C$15.58 per tonne milled, 21% lower than the second quarter of 2024. This is primarily due to lower mining and milling costs, higher ore milled and the benefits from the various stabilization initiatives implemented over the course of this year. Combined unit operating costs are expected to continue to benefit from the execution of the accelerated stripping program and the implementation of optimization initiatives at Copper Mountain.

Cash cost per pound of copper produced, net of by-product creditsi, in the third quarter of 2024 was $1.81. Cash cost was 32% lower than the second quarter of 2024 for the same reasons as mentioned above regarding the unit cost variance.

Sustaining cash cost per pound of copper produced, net of by-product creditsi, in the third quarter of 2024 was $5.06, 9% lower than the second quarter of 2024. This improved for the same reasons as mentioned above, partially offset by higher sustaining capital expenditures.

Hudbay expects to be slightly below the low end of the 2024 guidance range for copper production in British Columbia as a result of lower grades in stockpiled ore and the ramp-up of stabilization efforts throughout the year. The company expects gold and silver production to be within the 2024 guidance range in British Columbia. Cash cost for the nine months ended September 30, 2024 was above the higher end of the 2024 guidance range; however, Hudbay anticipates fourth quarter cash cost to continue to improve, which is expected to result in full year cash cost to be near the upper end of the 2024 cost guidance range.

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Continued Debt Reduction and Improved Balance Sheet Flexibility

The company took several prudent measures in the third quarter of 2024 to further improve its balance sheet strength and flexibility:

• Repurchased and retired an additional $48.5 million of senior unsecured notes - The company made open market purchases of $13.4 million of the 2026 senior unsecured notes and $35.1 million of the 2029 senior unsecured notes during the quarter. As a result, a total of $82.6 million of senior unsecured notes have been repurchased and retired since the beginning of the year.

• Delivered the final $16.9 million under gold forward sale and prepay agreement - Hudbay completed the last monthly gold delivery in August 2024, resulting in the full repayment of the gold prepay facility which was used to fund the refurbishment of the New Britannia gold mill.

• Three-year extension of revolving credit facilities to 2028 - Subsequent to the quarter end, Hudbay proactively extended its senior secured revolving credit facilities by three years from October 2025 to November 2028 and negotiated the flexibility to leave the company's 4.50% 2026 senior unsecured notes outstanding to maturity as the company advances Copper World towards a sanctioning decision in accordance with the 3-P plan. The newly extended $450 million revolving credit facility, with the existing banking syndicate, includes an improved pricing grid reflecting the enhanced financial position of Hudbay, and features an opportunity to increase the facility by an additional $150 million at Hudbay's discretion during the four-year tenor, providing additional financial flexibility. The revolving credit facilities are currently undrawn (excluding letters of credit), having repaid $100 million of prior drawings associated with the Copper Mountain acquisition in the first half of 2024.

Hudbay has delivered five consecutive quarters of meaningful free cash flow generation as a result of recent brownfield investments in its operations, continuous improvement efforts and steady cost control across the business. In the last twelve months, the company has repaid a total of $296 million of debt and gold prepay liabilities.

As a result of continued deleveraging efforts and cash flow generation, the company has substantially reduced net debti to $625.6 million at September 30, 2024 from $1,037.7 million at the end of 2023. The net debt reduction, together with higher levels of adjusted EBITDAi over the last twelve months, has significantly improved Hudbay's net debt to adjusted EBITDA ratioi to 0.7x compared to 1.6x at the end of 2023. The improved balance sheet flexibility and accelerated debt reduction significantly advances the company's progress as part of its 3-P plan for sanctioning Copper World, and results in the successful achievement of the targeted 1.2x net debt to 12-month trailing adjusted EBITDA ratio well ahead of schedule.

Advancing Permitting at Copper World

In August 2024, Hudbay received the Aquifer Protection Permit for the Copper World project from the Arizona Department of Environmental Quality ("ADEQ"). The company proactively engaged with the ADEQ, ensuring a transparent and thorough permitting process by providing comprehensive and detailed information. The issuance of this permit is a key milestone in the advancement of Copper World, which is a standalone operation requiring state and local permits and is expected to produce 85,000 tonnes of copper per year over a 20-year mine life.

There are three key state permits required for Copper World sanctioning:

• Mined Land Reclamation Plan - Completed - the Mined Land Reclamation Plan was initially approved by the Arizona State Mine Inspector in October 2021 and was subsequently amended and approved to reflect a larger private land project footprint. This approval was challenged in state court, but the challenge was dismissed in May 2023.

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• Aquifer Protection Permit - Completed - the Aquifer Protection Permit was received on August 29, 2024 from the ADEQ following a robust process that included detailed analysis by the agency and Hudbay, along with a public comment period that was completed in the second quarter of 2024.

• Air Quality Permit - On Track - the Air Quality Permit application was submitted to the ADEQ in late 2022 and follows a similar robust process, including a public comment period that concluded in September 2024.

With the receipt of the Aquifer Protection Permit on August 29, 2024, Hudbay announced that it commenced activities related to the preparation of feasibility studies for Copper World, resulting in an expected $25 million increase in growth capital spending in Arizona, compared to the original annual guidance of $20 million.

Hudbay intends to commence a minority joint venture partner process after receiving the Air Quality Permit. The potential joint venture partner is anticipated to participate in the funding of definitive feasibility study activities in 2025 as well as in the final project design and construction for Copper World.

The opportunity to sanction Copper World is not expected until 2026 based on current estimated timelines. Once in production, Copper World is expected to be a meaningful copper producer in the U.S. domestic copper supply chain, which will be required to help secure growing U.S. metal demand related to increased manufacturing capacity, infrastructure development, increased energy independence and domestic battery supply chain and production needs. The "Made-in-America" copper cathode anticipated to be produced at Copper World is expected to be sold entirely to domestic U.S. customers and would make Copper World the third largest cathode producer in the U.S. Hudbay is pleased with the level of local support received at the public comment meetings and looks forward to providing significant social and environmental benefits for the community and local economy in Arizona. Over the proposed initial 20-year mine life, the company expects to contribute more than $850 million in U.S. taxes, including approximately $170 million in taxes to the state of Arizona. Hudbay also expects Copper World to create more than 400 direct jobs and up to 3,000 indirect jobs in Arizona.

Copper Mountain Stabilization Complete and Optimization Initiatives Underway

Stabilization Phase Completed

Since acquiring Copper Mountain in June 2023, Hudbay's stabilization efforts have been focused on ramping up the mining fleet to execute a planned accelerated stripping campaign to gain access to higher grades, as well as plant improvement initiatives to improve mill reliability and recoveries.

  Mine Ramp-up Activities Completed - Successfully remobilized all 28 haul trucks and added five additional haul trucks this year to execute the planned three-year accelerated stripping campaign at a lower cost and avoid contractor mining costs.
  Mill Stabilization Activities Completed - Implemented several mill initiatives, including reprogramming the mill expert system, installing advanced grinding control instrumentation, flotation operational strategy improvements and improved maintenance practices. This has resulted in record mill availability of 95% and record copper recovery of 84% being achieved in the third quarter of 2024.
  Operating Costs Stabilized - Achieved sequential quarterly improvements in unit operating costs and cash costs this year with the third quarter of 2024 being the lowest cost quarter at Copper Mountain since Hudbay's acquisition in June 2023.
  Corporate Synergies Target Achieved - Exceeded the targeted $10 million in annualized corporate synergies.

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Optimization Phase Underway

Efforts are now focused on several optimization initiatives at Copper Mountain to access higher grades, further improve mill throughput and increase copper production and operating cash flows.

• Accelerated Stripping - Commenced a three-year accelerated stripping program to mitigate the substantially reduced stripping that occurred over the four years prior to Hudbay's acquisition. The stripping program is intended to unlock access to higher grade ore and further benefit operating costs.

• Mill Throughput Optimization - Advancing various engineering studies to increase mill throughput to its permitted levels of 50,000 tonnes per day earlier than was originally contemplated in the technical report, including the potential conversion of the third ball mill to a SAG mill to alleviate capacity limitations.

• On Track to Achieve Three-Year Operating Efficiencies Target - Stabilization initiatives have resulted in improved operating efficiencies, as demonstrated by improved mill throughput, record copper recoveries and lower unit operating costs since Hudbay's acquisition. On track to realize the three-year annual operating efficiencies target of $20 million.

New Britannia Mill Performance Exceeding Expectations and Driving Higher Gold Production

The New Britannia mill has been consistently exceeding performance expectations, achieving throughput levels of 1,650 tonnes per day in 2023, more than 1,850 tonnes per day in the first half of 2024, and reaching a quarterly record of 2,080 tonnes per day in the third quarter of 2024. Hudbay completed the brownfield investment in New Britannia in 2021 and refurbished the mill with a nominal capacity of 1,500 tonnes per day to provide additional processing capacity at the Snow Lake operations and allow the company to achieve higher gold recoveries of approximately 90% as Lalor transitioned to the higher gold and copper areas of the mine plan. The Snow Lake operations achieved record quarterly gold production in the third quarter of 2024, and Hudbay now expects gold production in Manitoba to exceed the top end of the 2024 gold production guidance range of 200,000 ounces.

In August 2024, the company completed the final payment under the New Britannia gold prepay facility, which further enhances the company's exposure to higher gold production in Snow Lake. With approximately two million ounces of contained gold in current mineral reserve estimates and another 1.4 million ounces of contained gold in inferred mineral resources, the New Britannia investment has unlocked significant value in Snow Lake. This could be further enhanced by regional exploration upside and the current strong gold price environment.

In the first quarter of 2024, Hudbay received a permit approval to increase the production rate at New Britannia to 2,500 tonnes per day, which will provide the opportunity to process more Lalor ore at the New Britannia mill and create additional processing capacity at Stall for potential new regional discoveries in Snow Lake.

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Exploration Update

Large Exploration Drill Program Continues in Snow Lake

Hudbay continues to execute its 2024 exploration program with the goal of extending known mineralization near the Lalor deposit to further extend mine life as well as to find a new anchor deposit within trucking distance of the Snow Lake processing infrastructure. The 2024 program included the largest geophysical program in the company's history in Snow Lake, with surface electromagnetic surveys detecting targets at more than 1,000 metres below surface and covering a 25-square-kilometre area including the Cook Lake claims that had been previously untested by modern deep geophysics.

The company had eight drill rigs turning in Snow Lake during the third quarter, including two drills completing follow-up drilling at Lalor Northwest, located within 400 metres of the existing Lalor underground infrastructure. Six drill rigs were testing new geophysical targets and completing follow-up drilling at potential regional satellite deposits at the Cook Lake, Reed, Rail and Bur properties. One of the geophysical targets is a very strong deep anomaly located at Cook Lake North, approximately six kilometres from Lalor. Drilling activities are expected to continue throughout the winter season and assay results are pending.

Hudbay continues to advance the development of the exploration drift from the existing Lalor ramp towards the 1901 deposit, and the drift is expected to reach mineralization in early 2025. The company plans to conduct definition drilling in 2025 to confirm the optimal mining method, evaluate the orebody geometry and continuity, and convert inferred mineral resources in the gold lenses to mineral reserves. In October, Hudbay initiated the development of an adjacent haulage drift to further de-risk future full production from the 1901 deposit in 2027.

Advancing Engineering Work for Flin Flon Tailings Reprocessing

  Zinc Plant Tailings - Metallurgical test work continues following positive results from the initial confirmatory drill program completed earlier this year in the section of the tailings facility that was utilized by the zinc plant for 25 years. The results confirmed the grades of precious metals and critical minerals previously estimated from historical zinc plant records. An early economic study to evaluate the opportunity to reprocess the zinc plant tailings has confirmed the potential for a technically viable reprocessing alternative, and further engineering work is underway.
  Mill Tailings - The company continues to advance metallurgical test work on the opportunity to reprocess Flin Flon mill tailings where 100 million tonnes of tailings were deposited for over 90 years. An early economic study on the mill tailings is planned.

Maria Reyna and Caballito Drill Permits Expected in 2025

Hudbay controls a large, contiguous block of mineral rights with the potential to host mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The company commenced early exploration activities at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. As part of the drill permitting process, environmental impact assessment applications were submitted for the Maria Reyna property in November 2023 and for the Caballito property in April 2024. The environmental impact assessment (EIA) for Maria Reyna was approved by the government in June 2024 and the Caballito EIA was approved in September 2024. This represents one of several steps in the drill permitting process, which is expected to be completed in 2025.

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Website Links

Hudbay:

www.hudbayminerals.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/MDA1124

Financial Statements:

https://www.hudbayminerals.com/FS1124

Conference Call and Webcast

Date:	Wednesday, November 13, 2024

Time:	11:00 a.m. ET

Webcast:	www.hudbay.com

Dial in:	1-844-763-8274 or 647-484-8814

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

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Non-IFRS Financial Performance Measures

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit costs and ratios based on these measures are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating gross profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the company to assess its financial leverage and debt capacity. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the company's cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

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Adjusted Net Earnings (Loss) Attributable to Owners Reconciliation

	Three Months Ended
(in $ millions)	Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Net earnings for the period	50.4	(20.4)	45.5
Tax expense	29.3	20.8	38.7
Earnings before tax	79.7	0.4	84.2
Adjusting items:
Mark-to-market adjustments[1]	5.2	19.5	1.3
Foreign exchange loss	(3.3)	2.1	(0.6)
Re-evaluation adjustment - environmental provision[2]	2.0	(2.7)	(32.4)
Inventory adjustments	1.6	-	-
Acquisition related costs	-	-	0.1
Reduction of obligation to renounce flow-through expenditures	(2.0)	(0.3)	-
Restructuring charges	-	0.3	2.3
Write-down/loss on disposal of PP&E	2.2	2.1	-
Adjusted earnings before income taxes	85.4	21.4	54.9
Tax expense	(29.3)	(20.8)	(38.7)
Tax impact on adjusting items	(5.2)	(2.4)	8.2
Adjusted net earnings	50.9	(1.8)	24.4
Adjusted net earnings attributable to non-controlling interest:
Net loss for the period	(0.6)	3.8	(0.4)
Adjusting items, including tax impact	-	(1.9)	0.2
Adjusted net earnings - attributable to owners	50.3	0.1	24.2
Adjusted net earnings ($/share) - attributable to owners	0.13	0.00	0.07
Basic weighted average number of common shares outstanding (millions)	393.6	368.3	346.7

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings or loss and share-based compensation expenses.

2 Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2022, as well as other Manitoba non-operating sites.

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Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Net (loss) earnings for the period	50.4	(20.4)	45.5
Add back:
Tax expense (recovery)	29.3	20.8	38.7
Net finance expense	26.0	44.3	30.9
Other expenses	7.9	11.2	8.9
Depreciation and amortization	97.5	97.6	113.8
Amortization of deferred revenue and variable consideration adjustment	(9.5)	(11.5)	(16.8)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	2.0	(2.7)	(32.4)
Inventory adjustments	1.6	-	-
Realized loss on non-QP hedges	(2.1)	(2.6)	-
Share-based compensation expenses [1]	3.1	8.3	2.1
Adjusted EBITDA	206.2	145.0	190.7

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

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Net Debt Reconciliation

(in $ thousands)	Sep. 30, 2024	Jun. 30, 2024	Dec. 31, 2023
Total long-term debt	1,108,900	1,155,575	1,287,536
Less: Cash and cash equivalents	(443,273)	(483,767)	(249,794)
Less: Short-term investments	(40,000)	(40,000)	-
Net debt	625,627	631,808	1,037,742
(in $ millions, except net debt to adjusted EBITDA ratio)
Net debt	625.6	631.8	1,037.7
Adjusted EBITDA (12-month period)	839.8	824.3	647.8
Net debt to adjusted EBITDA	0.7	0.8	1.6

Trailing Adjusted EBITDA	Three Months Ended
(in $ millions)	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023
Net earnings (loss) for the period	50.4	(20.4)	18.5	33.5	45.5	(14.9)
Add back:
Tax expense (recovery)	29.3	20.8	49.3	47.5	38.7	(15.8)
Net finance expense	26.0	44.3	44.0	48.9	30.9	30.5
Other expenses	7.9	11.2	16.3	10.6	8.9	13.9
Depreciation and amortization	97.5	97.6	109.3	121.9	113.8	88.7
Amortization of deferred revenue and variable consideration adjustment	(9.5)	(11.5)	(23.2)	(26.5)	(16.8)	(18.1)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	2.0	(2.7)	(5.3)	34.0	(32.4)	(4.7)
Inventory adjustments	1.6	-	-	1.4	-	0.9
Realized loss on non-QP hedges	(2.1)	(2.6)	-	-	-	-
Post-employment plan curtailment	-	-	(0.4)	-	-	-
Share-based compensation expenses[2]	3.1	8.3	5.7	3.1	2.1	0.7
Adjusted EBITDA	206.2	145.0	214.2	274.4	190.7	81.2
LTM[1,3]	839.8	824.3	760.5	647.8

1 LTM (last twelve months) as of September 30, 2024, June 30, 2024, March 31, 2024 and December 31, 2023.

2 Share-based compensation expense reflected in cost of sales and administrative expenses.

3 Annual consolidated results may not be calculated based on amounts presented in this table due to rounding.

Copper Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced[1]
(in thousands)	Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Peru	46,782	42,366	64,112
British Columbia	14,850	14,813	20,510
Manitoba	7,491	5,825	7,893
Net pounds of copper produced	69,123	63,004	92,515

1 Contained copper in concentrate.

TSX, NYSE - HBM 2024 No. 17

Consolidated	Three Months Ended
	Sep. 30, 2024		Jun. 30, 2024		Sep. 30, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	90,679	1.31	93,049	1.47	104,547	1.13
Milling	85,145	1.23	88,065	1.40	88,021	0.95
G&A	38,016	0.55	35,240	0.56	36,107	0.39
Onsite costs	213,840	3.09	216,354	3.43	228,675	2.47
Treatment & refining	21,202	0.31	22,562	0.36	32,882	0.36
Freight & other	24,415	0.35	21,728	0.34	26,853	0.29
Cash cost, before by-product credits	259,457	3.75	260,644	4.13	288,410	3.12
By-product credits	(246,724)	(3.57)	(188,671)	(2.99)	(187,023)	(2.02)
Cash cost, net of by-product credits	12,733	0.18	71,973	1.14	101,387	1.10

Consolidated	Three Months Ended
	Sep. 30, 2024		Jun. 30, 2024		Sep. 30, 2023
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1

By-product credits[2]:
Zinc	24,326	0.35	14,916	0.23	17,099	0.18
Gold	188,957	2.73	136,189	2.16	129,954	1.41
Silver	18,347	0.27	18,088	0.29	16,724	0.18
Molybdenum & other	15,094	0.22	19,478	0.31	23,246	0.25
Total by-product credits	246,724	3.57	188,671	2.99	187,023	2.02
Reconciliation to IFRS:
Cash cost, net of by-product credits	12,733		71,973		101,387
By-product credits	246,724		188,671		187,023
Treatment and refining charges	(21,202)		(22,562)		(32,882)
Share-based compensation expense	322		613		149
Inventory adjustments	1,598		-		-
Past service pension costs	2,786		-		-
Change in product inventory	1,828		9,982		3,374
Royalties	3,746		1,570		1,253
Depreciation and amortization[3]	97,452		97,646		113,753
Cost of sales[4]	345,987		347,893		374,057

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

TSX, NYSE - HBM 2024 No. 17

Peru	Three Months Ended
(in thousands)	Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Net pounds of copper produced[1]	46,782	42,366	64,112

1 Contained copper in concentrate.

Peru	Three Months Ended
	Sep. 30, 2024		Jun. 30, 2024		Sep. 30, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	37,647	0.81	31,306	0.74	33,875	0.53
Milling	48,535	1.04	51,335	1.21	46,996	0.73
G&A	19,830	0.42	19,349	0.46	20,912	0.33
Onsite costs	106,012	2.27	101,990	2.41	101,783	1.59
Treatment & refining	11,366	0.24	11,081	0.26	19,143	0.30
Freight & other	14,130	0.30	12,593	0.30	17,040	0.26
Cash cost, before by-product credits	131,508	2.81	125,664	2.97	137,966	2.15
By-product credits	(47,245)	(1.01)	(50,251)	(1.19)	(84,793)	(1.32)
Cash cost, net of by-product credits	84,263	1.80	75,413	1.78	53,173	0.83

Peru	Three Months Ended
	Sep. 30, 2024		Jun. 30, 2024		Sep. 30, 2023
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	22,945	0.49	21,550	0.51	51,459	0.80
Silver[3]	9,214	0.20	9,704	0.23	10,088	0.16
Molybdenum	15,086	0.32	18,997	0.45	23,246	0.36
Total by-product credits	47,245	1.01	50,251	1.19	84,793	1.32
Reconciliation to IFRS:
Cash cost, net of by-product credits	84,263		75,413		53,173
By-product credits	47,245		50,251		84,793
Treatment and refining charges	(11,366)		(11,081)		(19,143)
Inventory adjustments	206		-		-
Share-based compensation expenses	98		199		45
Change in product inventory	1,133		1,101		4,137
Royalties	2,117		929		1,015
Depreciation and amortization[4]	57,242		58,860		80,625
Cost of sales[5]	180,938	175,672			204,645

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS consolidated interim financial statements.

TSX, NYSE - HBM 2024 No. 17

British Columbia		Three Months Ended
(in thousands)	Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Net pounds of copper produced[1]	14,850	14,813	20,510

1 Contained copper in concentrate.

British Columbia	Three Months Ended
	Sep. 30, 2024		Jun. 30, 2024		Sep. 30, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	12,918	0.87	19,463	1.31	29,251	1.43
Milling	19,707	1.33	21,508	1.45	24,102	1.17
G&A	5,788	0.39	5,442	0.37	5,050	0.25
Onsite costs	38,413	2.59	46,413	3.13	58,403	2.85
Treatment & refining	3,307	0.22	4,199	0.29	4,905	0.24
Freight & other	3,002	0.20	3,461	0.23	3,693	0.18
Cash cost, before by-product credits	44,722	3.01	54,073	3.65	67,001	3.27
By-product credits	(17,891)	(1.20)	(14,523)	(0.98)	(12,234)	(0.60)
Cash cost, net of by-product credits	26,831	1.81	39,550	2.67	54,767	2.67

British Columbia	Three Months Ended
	Sep. 30, 2024		Jun. 30, 2024		Sep. 30, 2023
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold	16,259	1.09	12,204	0.82	10,120	0.50
Silver	1,632	0.11	2,319	0.16	2,114	0.10
Total by-product credits	17,891	1.20	14,523	0.98	12,234	0.60
Reconciliation to IFRS:
Cash cost, net of by-product credits	26,831		39,550		54,767
By-product credits	17,891		14,523		12,234
Treatment and refining charges	(3,307)		(4,199)		(4,905)
Change in product inventory	(550)		11,290		3
Royalties	1,629		641		237
Depreciation and amortization[3]	12,548		14,042		6,255
Cost of sales[4]	55,042	75,847			68,591

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

TSX, NYSE - HBM 2024 No. 17

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Sep. 30, 2024		Jun. 30, 2024		Sep. 30, 2023
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	12,733	0.18	71,973	1.14	101,387	1.10
Cash sustaining capital expenditures	101,610	1.47	92,973	1.48	72,193	0.78
Capitalized exploration	-	-	300	0.00	-	-
Royalties	3,746	0.06	1,570	0.03	1,253	0.01
Sustaining cash cost, net of by-product credits	118,089	1.71	166,816	2.65	174,833	1.89
Corporate selling and administrative expenses & regional costs	12,843	0.18	19,771	0.32	10,971	0.12
Accretion and amortization of decommissioning and community agreements[1]	3,935	0.06	6,544	0.10	3,309	0.03
All-in sustaining cash cost, net of by-product credits	134,867	1.95	193,131	3.07	189,113	2.04
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	76,708		75,223		77,454
Capitalized stripping net additions	49,304		43,374		21,762
Total accrued capital additions	126,012		118,597		99,216
Less other non-sustaining capital costs[2]	36,599		37,665		37,968
Total sustaining capital costs	89,413		80,932		61,248
Capitalized lease and equipment financing payments	10,234		9,575		7,199
Community agreement cash payments	312		678		1,953
Accretion and amortization of decommissioning and restoration obligations[3]	1,651		1,788		1,793
Cash sustaining capital expenditures	101,610		92,973		72,193

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration and growth capital expenditures

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

TSX, NYSE - HBM 2024 No. 17

Peru	Three Months Ended
	Sep. 30, 2024		Jun. 30, 2024		Sep. 30, 2023
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	84,263	1.80	75,413	1.78	53,173	0.83
Cash sustaining capital expenditures	43,710	0.93	33,801	0.80	42,607	0.66
Capitalized exploration[1]	-	-	300	0.01	-	-
Royalties	2,117	0.05	929	0.02	1,015	0.02
Sustaining cash cost per pound of copper produced	130,090	2.78	110,443	2.61	96,795	1.51
[1] Only includes exploration costs incurred for locations near to existing mine operations.

British Columbia	Three Months Ended
	Sep. 30, 2024		Jun. 30, 2024		Sep. 30, 2023
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	26,831	1.81	39,550	2.67	54,767	2.67
Cash sustaining capital expenditures	46,612	3.14	42,109	2.84	14,487	0.71
Royalties	1,629	0.11	641	0.05	237	0.01
Sustaining cash cost per pound of copper produced	75,072	5.06	82,300	5.56	69,491	3.39

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba		Three Months Ended
(in thousands)	Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Net ounces of gold produced[1]	62,468	43,488	56,213

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Sep. 30, 2024		Jun. 30, 2024		Sep. 30, 2023
Cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz
Mining	40,114	642	42,280	973	41,421	737
Milling	16,903	271	15,222	350	16,923	301
G&A	12,398	198	10,449	240	10,145	180
Onsite costs	69,415	1,111	67,951	1,563	68,489	1,218
Treatment & refining	6,529	104	7,282	167	8,834	157
Freight & other	7,283	117	5,674	130	6,120	109
Cash cost, before by-product credits	83,227	1,332	80,907	1,860	83,443	1,484
By-product credits	(59,987)	(960)	(47,386)	(1,090)	(45,779)	(814)
Gold cash cost, net of by-product credits	23,240	372	33,521	771	37,664	670

TSX, NYSE - HBM 2024 No. 17

Manitoba	Three Months Ended
	Sep. 30, 2024		Jun. 30, 2024		Sep. 30, 2023
Supplementary cash cost information	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1
By-product credits[2]:
Copper	28,152	451	25,932	596	24,158	430
Zinc	24,326	389	14,916	343	17,099	304
Silver	7,501	120	6,065	140	4,522	80
Other	8	-	473	11	-	-
Total by-product credits	59,987	960	47,386	1,090	45,779	814
Reconciliation to IFRS:
Cash cost, net of by-product credits	23,240		33,521		37,664
By-product credits	59,987		47,386		45,779
Treatment and refining charges	(6,529)		(7,282)		(8,834)
Inventory adjustments	1,392		-		-
Share-based compensation expenses	224		414		104
Past service pension costs	2,786		-		-
Change in product inventory	1,245		(2,409)		(766)
Royalties	-		-		1
Depreciation and amortization[3]	27,662		24,744		26,873
Cost of sales[4]	110,007		96,374		100,821

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per consolidated interim financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per IFRS consolidated interim financial statements.

Manitoba	Three Months Ended
	Sep. 30, 2024		Jun. 30, 2024		Sep. 30, 2023
Sustaining cash cost per pound of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	23,240	372	33,521	771	37,664	670
Cash sustaining capital expenditures	11,289	181	17,063	392	15,100	269
Royalties	-	-	-	-	1	-
Sustaining cash cost per pound of gold produced	34,529	553	50,584	1,163	52,765	939

TSX, NYSE - HBM 2024 No. 17

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Mining	37,647	31,306	33,875
Milling	48,535	51,335	46,996
G&A1	19,830	19,349	20,912
Other G&A2	(1,993)	(4,113)	(5,440)
Unit cost	104,019	97,877	96,343
Tonnes ore milled	8,137	7,719	7,895
Combined unit cost per tonne	12.78	12.68	12.20
Reconciliation to IFRS:
Unit cost	104,019	97,877	96,343
Freight & other	14,130	12,593	17,040
Inventory adjustments	206	-	-
Other G&A	1,993	4,113	5,440
Share-based compensation expenses	98	199	45
Change in product inventory	1,133	1,101	4,137
Royalties	2,117	929	1,015
Depreciation and amortization	57,242	58,860	80,625
Cost of sales[3]	180,938	175,672	204,645

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS consolidated interim financial statements.

Manitoba	Three Months Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Mining	40,114	42,280	41,421
Milling	16,903	15,222	16,923
G&A1	12,398	10,449	10,145
Less: Other G&A related to profit sharing costs	(5,385)	(3,428)	(3,308)
Unit cost	64,030	64,523	65,181
USD/CAD implicit exchange rate	1.36	1.38	1.34
Unit cost - C$	87,391	89,336	87,363
Tonnes ore milled	413,919	397,426	402,443
Combined unit cost per tonne - C$	211	225	217
Reconciliation to IFRS:
Unit cost	64,030	64,523	65,181
Freight & other	7,283	5,674	6,120
Other G&A related to profit sharing	5,385	3,428	3,308
Share-based compensation expenses	224	414	104
Inventory adjustments	1,392	-	-
Past service pension costs	2,786	-	-
Change in product inventory	1,245	(2,409)	(766)
Royalties	-	-	1
Depreciation and amortization	27,662	24,744	26,873
Cost of sales[2]	110,007	96,374	100,821

1 G&A as per cash cost reconciliation above.

2 As per IFRS consolidated interim financial statements.

TSX, NYSE - HBM 2024 No. 17

British Columbia	Three Months Ended
(in thousands except unit cost per tonne)
Combined unit cost per tonne processed	Sep. 30, 2024	Jun. 30, 2024	Sep. 30, 2023
Mining	12,918	19,463	29,251
Milling	19,707	21,508	24,102
G&A1	5,788	5,442	5,050
Unit cost	38,413	46,413	58,403
USD/CAD implicit exchange rate	1.35	1.36	1.35
Unit cost - C$	52,388	63,522	78,566
Tonnes ore milled	3,363	3,232	3,158
Combined unit cost per tonne	15.58	19.65	24.88
Reconciliation to IFRS:
Unit cost	38,413	46,413	58,403
Freight & other	3,002	3,461	3,693
Change in product inventory	(550)	11,290	3
Royalties	1,629	641	237
Depreciation and amortization	12,548	14,042	6,255
Cost of sales[2]	55,042	75,847	68,591

1 G&A as per cash cost reconciliation above
2 As per consolidated interim financial statements.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to the company's production, cost and capital and exploration expenditure guidance, the ability of the company to optimize the Copper Mountain mine operation, the implementation of stripping strategies and the expected benefits therefrom, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project (including expected timing for receipt of the Air Quality Permit), the expected benefits of the sanctioning of the Copper World project, the expected benefits of Manitoba growth initiatives, including the exploration drift at the 1901 deposit, the company's future deleveraging strategies and the company's ability to deleverage and repay debt as needed, expectations regarding the company's cash balance and liquidity, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito and the status of the related drill permit application process, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the ability to continue mining higher-grade ore in the Pampacancha pit and the company's expectations resulting therefrom, expectations regarding the ability for the company to further reduce greenhouse gas emissions, the company's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on the company's performance, anticipated expansion opportunities and extension of mine life in Snow Lake and the ability for Hudbay to find a new anchor deposit near the company's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

TSX, NYSE - HBM 2024 No. 17

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to achieve production, cost and capital and exploration expenditure guidance;
  no significant interruptions to operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru;
  no interruptions to the company's plans for advancing the Copper World project, including with respect to timely receipt of the Air Quality Permit and the pursuit of a potential joint venture partner;
  the ability for the company to successfully complete the optimization of the Copper Mountain operations, obtain required permits and develop and maintain good relations with key stakeholders;
  the ability to execute on its exploration plans and to advance related drill plans;
  the ability to advance the exploration program at Maria Reyna and Caballito;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the company's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  no significant interruptions to operations due to adverse effects from extreme weather events, including but not limited to forest fires that may affect the regions in which the company operates;
  the execution of the company's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the company's ability to deleverage and repay debt, as needed;
  the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for the company's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the employees at the company's operations;
  maintaining good relations with the labour unions that represent certain of the company's employees in Manitoba and Peru;
  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at the company's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

TSX, NYSE - HBM 2024 No. 17

  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the failure to effectively complete the optimization and expansion of the Copper Mountain mine operations, political and social risks in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, potential tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of the company's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to permitting, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, risks related to extreme weather events, including forest fires that may affect the regions in which the company operates and other severe storms, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company's reserves, volatile financial markets and interest rates that may affect the company's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in the company's most recent Annual Information Form, which is available on the company's SEDAR+ profile at www.sedarplus.ca and the company's EDGAR profile at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

TSX, NYSE - HBM 2024 No. 17

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining-friendly jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

investor.relations@hudbay.com

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i Adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners; adjusted EBITDA; cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits; cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits; combined unit costs, net debt and any ratios based on these measures are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the "Non-IFRS Financial Performance Measures" section of this news release.